COUGAROIL AND GAS CANADA INC. Suite 1120, 833 – 4 Avenue S.W. Calgary, AlbertaT2P 3T5 Phone: +1 403-262-8044 Fax: +1 403-513-2670 info@cougarenergyinc.com www.cougarenergyinc.com

May 31, 2011

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.
20549

Re:	Cougar Oil and Gas Canada Inc.
Form 20-F for the Transition Period Ended December 31, 2010
Filed March 31, 2011
Your File No. 0-53879

Dear Mr. Hiller,

We have reviewed the comments that you have provided to us in your letter dated May 24th, 2011and we would like to offer the following:

Reverse Acquisition, page F-6

Staff Comment 1 -We note your disclosures indicating that you issued in various transactions during January 2010 a total of 16,673,099 shares of your common stock to shareholders of Cougar Energy Inc. (“CEI”) in exchange for all of the issued and outstanding shares of CEI, and that you accounted for this transaction as a reverse acquisition. However, you also disclose on page F-4 that there were 40,665,860 shares outstanding as at July 31, 2009. We would ordinarily expect that the number of shares issued to complete a reverse acquisition would represent a controlling interest in the combined entity immediately after the transaction. Please submit the analysis that you performed in identifying the accounting acquirer in this transaction based on the guidance in FASB ASC 805-10-55-12 through 15.

Company’s Response:

The Company issued 3,980,775 (pre-split 884,616) shares, plus 38,076,933 (pre-split 12,692,324) shares of our common stock to purchase approximately 93.5% of the outstanding shares of Cougar Energy Inc. (CEI). The remaining minority holding of CEI common shares were acquired subsequent to January 2010. As a result of the acquisition transaction, immediately after the acquisition, Cougar Energy Inc. shareholders held a controlling interest of 72.8% of the total outstanding shares of Cougar Oil and Gas Canada Inc. or 44,997,979 of 61,846,423 (44,997,979 + 648,444 + 16,200,000). Therefore, we have treated this for accounting purposes as a reverse takeover, and have shown the accounts of the acquirer (Cougar Energy Inc.) prior to the transaction date (FASB ASC 805-10-55-12 a).  Additionally, Cougar Energy Inc. directors and senior management became the directors and senior management of the combined company at the completion of the acquisition (FASB ASC 805-10-55-12 c and d).

 May 31, 2011
Page 2 of 3]

Supplemental Information on Oil and Gas Producing Activities, page 60

Staff Comment 2 -Please expand your disclosure to provide the following information, which should generally be reported for each geographic area and each year. We have included reference to the specific sections of Subpart 1200 requiring these disclosures.

● Report of the third-party engineer – Item 1202 (a)(8)
● Production volumes and sales prices – Item 1204
● A description of present activities underway as of year-end or in close proximity to the date of filing your report – Item 1206
● The number of gross and net productive wells, separately for oil and gas, and total gross and net productive acreage – Item 1208(a)
● The number of gross and net unproductive acreage – Item 1208(b)

Company’s Response:

The Company operates in one geographic area and therefore would not have expanded information in this regard. The report of the third party engineer has been filed, by way of a 6-K, separately from the 20-F by inclusion in the Company’s reserve report along with the complete NI 51-101 as filed in Canada. The NI 51-101 included gross and net acreage reports for producing and non-producing acreage, well reports and gross and net production, and selling prices, however, the Company did not list this as an exhibit to its 20-F. A description of present activities underway was included in the Management Discussion and Analysis, and some items were disclosed in the Subsequent Events note. The other information was not reported in the Company’s 20-F. The Company undertakes that it will provide this information, as required by the specified guidance in future 20-F reports.

Table IV, Reserve Quantities Information, page 63

Staff Comment 3 - We note that you report combined estimates of probable and proved reserves in tables IV, V, VII and X. It appears you would need to present separate estimates for each of these reserves categories to comply with the guidance in Question 105.01 of the Compliance and Disclosure Interpretations of the new Oil and Gas Rules. You may find this guidance at the following address:
http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Company’s Response:

The Company had relied on guidance that tables in the format prescribed in NI 51-101would be acceptable for this purpose. However, we now believe that this would only be acceptable in certain circumstances. We understand that the Division’s interpretation of the Oil and Gas Rules in Regulation S-X prohibit the summation of the various reserve categories and we will comply with these rules in future reporting and use the recommended table format.

Staff Comment 4 - It appears you would need to disaggregate the disclosures about your oil and gas reserves to comply with FASB ASC paragraphs 932-235-50-3 through 50-11.

 May 31, 2011

Company’s Response:

The Company operates in one geographic area and the total reserve value relates only to oil reserves (as we had no other type of reserves at this time) and therefore would not disaggregate with respect to geographic area or product. However, the Company will comply with FASB ASC paragraphs 932-235-50-3 through 50-11 in future reporting.

Table V, Standardized Measure of Discounted Future Net Cash Flows, page 63

Staff Comment 5 -Please modify the presentation of your standardized measure of discounted future net cash flows to comply with FASB ASC paragraphs 932-235-50-29 through 50-33.

Company’s Response:

The Company had relied on guidance that tables in the format prescribed in NI 51-101would be acceptable for this purpose. The Company will comply with FASB ASC paragraphs 932-235-50-29 through 50-33 in future reporting.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please do not hesitate to contact me.

Sincerely,

/S/ Richard Carmichael

Richard Carmichael
Vice President of Finance & CFO